Confidential Treatment Requested by Honeywell International Inc.
HON-001

Honeywell International Inc.
115 Tabor Road
Morris Plains, NJ 07950

August 20, 2018

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Andrew Mew and Patrick Kuhn
Division of Corporation Finance
Office of Transportation and Leisure

Re:	Honeywell International Inc. Form 10-K for Fiscal Year Ended December 31, 2017 Filed February 9, 2018 File No. 001-08974

Dear Mr. Mew and Mr. Kuhn:

On behalf of Honeywell International Inc., a Delaware corporation (“Honeywell” or the “Company”), reference is made to the letter from the Staff of the Division of Corporation Finance (the “Staff”), dated August 14, 2018 (the “Comment Letter”), regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2017 (“Form 10-K”) as previously filed with the Securities and Exchange Commission (the “Commission”) on February 9, 2018.

Certain confidential portions of this letter have been omitted by means of redacting a portion of the text and replacing it with “**CONFIDENTIAL TREATMENT REQUESTED BY HONEYWELL PURSUANT TO RULE 83**”. Pursuant to the provisions of 17 C.F.R. §200.83, the Company has separately submitted a copy of this letter containing the redacted portions of this letter to the Staff and has requested confidential treatment for those redacted portions.

Certain capitalized terms set forth in this letter are used as defined in the Form 10-K.  For your convenience, we have set forth below the Staff’s comment followed by the Company’s response thereto. All references to page numbers in our response are to the pages of the Form 10-K.

The Company respectfully submits the following as its response to the Staff:

Confidential Treatment Requested by Honeywell International Inc.
HON-002

Securities and Exchange Commission
Division of Corporation Finance
August 20, 2018

Form 10-K for Fiscal Year Ended December 31, 2017
Note 19. Commitments and Contingencies
Asbestos Matters, page 69

1.
We note that you estimate your Bendix and NARCO asbestos related liabilities for future claims based on specific time periods subsequent to your balance sheet date. Please explain why you use different time periods for estimating the liabilities for future asbestos claims for your Bendix products asbestos liability and your NARCO-related asbestos liability. In your response, also please provide us with an analysis that explains your facts and circumstances as well as your basis under ASC 450 to use those specific future time periods. To the extent you determine that the specific future time periods used were incorrect, please provide us with a materiality analysis and your assessment of whether there was a material weakness in internal controls over financial reporting.

Response:

Executive Summary

We have used different methodologies for estimating asbestos-related liabilities for Bendix and for the NARCO Trust due to the significant distinctions in claims data and histories between the two sets of asbestos-related liabilities.  Due to the inherent complexities of modeling numerous layers of uncertain inputs, Honeywell continues to believe that it is critical to retain outside asbestos liability valuation expertise to support our preparation of liability estimates.  The fundamental difference between estimating liability for Bendix and the NARCO Trust is the availability of a robust quantity and quality of information (or in the NARCO Trust case, the lack thereof) that has been available for us to use when attempting to make reasonable estimates of our contingent liability.  This is critical to understanding why we have used different methods to determine our reasonable estimates, for ASC 450-20 purposes, of our Bendix-related asbestos and NARCO Trust-related asbestos liabilities.  We outline below the facts and circumstances behind each of Bendix and the NARCO Trust to clearly differentiate the two and to explain why we have handled the accounting estimates in two different ways.  As described in more detail below and in the Appendices hereto, we are proposing to change our accounting treatment for Bendix asbestos-related liabilities to a terminal value time horizon.  We also discuss our materiality analysis related to that revision and our conclusion that the revision we intend to make does not indicate a material weakness in our internal control over financial reporting.  For NARCO Trust asbestos-related liabilities, we believe based on the absence of reliable claims data, that our current

Confidential Treatment Requested by Honeywell International Inc.
HON-003

Securities and Exchange Commission
Division of Corporation Finance
August 20, 2018

projection of liability is correct as it is the best available estimate and have described in detail our process and position based on the available facts.

Accounting Standards Codification 450, Contingencies (“ASC 450”), the authoritative accounting standard under U.S. GAAP concerning loss contingencies, provides that a company must accrue for a loss when that loss is both probable and reasonably estimable (ASC 450-20-25-2).  If a loss is reasonably possible but not probable and is reasonably estimable, then ASC 450-20-50-3 directs that a company disclose that contingent loss but not record an accrual.  ASC 450-20 makes clear that the same standards for accrual and disclosure of contingent liabilities apply to both unasserted claims as well as asserted claims.  Specifically, ASC 450-20-55-14 provides, “[w]ith respect to unasserted claims and assessments, an entity must determine the degree of probability that a suit may be filed or a claim or assessment may be asserted and the possibility of an unfavorable outcome. If an unfavorable outcome is probable and the amount of loss can be reasonably estimated, accrual of a loss is required by paragraph 450-20-25-2.” We have applied the requirements of ASC 450-20 both for our Bendix and NARCO Trust asbestos-related liabilities.

For Bendix, we believe that the accrual after the change to a terminal value horizon is appropriate as it is probable and reasonably estimable given the quality and quantity of reliable claims data in the tort system.  For the NARCO Trust, we believe that an accrual is necessary despite the challenges of estimating that accrual without sufficiently reliable data, and we believe our accrual estimation methodology (established in 2002) is the most reasonable approach in the absence of a more robust and reliable data set.  The Company has attempted to generate a better estimate of the accrual with the assistance of external experts (valuation experts and law firms) who concur with our assessment that the current inadequate data set does not present an opportunity to further refine the accrual.

Bendix

Upon thorough consideration of the Staff’s comments in its review of the Form 10 submitted to the Staff in connection with the proposed spin-off of Garrett Motion Inc. and of the application of ASC 450, Honeywell determined that we had not appropriately applied the provisions of ASC 450 when measuring asbestos liabilities related to unasserted Bendix claims.  Specifically, we concluded that the appropriate application of ASC 450-20 with respect to unasserted Bendix-related asbestos claims is to reflect the full term of the epidemiological projections in the measurement of such liability.  The Company intends to revise its historical consolidated financial statements in future filings

Confidential Treatment Requested by Honeywell International Inc.
HON-004

Securities and Exchange Commission
Division of Corporation Finance
August 20, 2018

to reflect the inclusion of the full term of the epidemiological projections (through 2059) in its measurement of liability for unasserted Bendix-related asbestos claims.

It is important to note that, unlike the NARCO Trust, Bendix claims have been addressed through the tort system since the mid-1970s, creating a body of historical claims information on which to rely when estimating a future projection of liability.  Each year, we have a substantial body of real-time data of claims asserted, dismissal rates and resolution values that is more than sufficiently robust to support reliable estimates.  The robustness of this data supported our conclusion that application of the claims data to the full term of the epidemiological projections yields a probable and reasonably estimable projection of liability under ASC 450.

As further discussed in Appendix A, Section 1 (Materiality Assessment), Honeywell does not believe that the above-described change in accounting reflects a material error.  In addition, as further discussed in Appendix A, Section 2 (SOX 404 Internal Control Assessment), Honeywell does not believe that the control deficiency that gave rise to the error represents a material weakness in internal control over financial reporting.

NARCO

History of NARCO Litigation and the NARCO Trust

Pre-Bankruptcy Experience.  North American Refractory Company (“NARCO”) asbestos claims arise primarily from alleged occupational exposure to asbestos-containing refractory brick and mortar for high-temperature applications.  NARCO ceased to manufacture these products in 1980, and the first asbestos claims were filed in the tort system against NARCO in 1983. Claims filings and costs were very minimal for a number of years, but increased dramatically in the late 1990s through 2001, which led to NARCO filing for bankruptcy in early 2002.  Once NARCO filed for bankruptcy in 2002, all then current and future NARCO asbestos claims were stayed pending operationalization of the NARCO Trust, a trust established in the course of bankruptcy proceedings for the evaluation and resolution of all NARCO asbestos claims.  Until the Trust became operational in 2013, no claims could be filed, and after the Trust became operational, all claims would be channeled to the Trust and dispositioned in accordance with the Trust Distribution Procedures.

Honeywell’s Involvement.  Honeywell’s predecessor, Allied Corporation owned NARCO from 1979 to 1986.  When the NARCO business was sold, Honeywell’s

Confidential Treatment Requested by Honeywell International Inc.
HON-005

Securities and Exchange Commission
Division of Corporation Finance
August 20, 2018

predecessor entered into a cross-indemnity agreement with NARCO which included an obligation to indemnify the purchaser for asbestos claims.  In connection with NARCO’s Chapter 11 filing, Honeywell proposed and agreed to work toward an agreed resolution of both NARCO and Honeywell’s NARCO-related asbestos liabilities.  Honeywell’s conceptual proposal was to create an asbestos trust, in accordance with 11 U.S.C. § 524(g), to which Honeywell would make an annual capped contribution.  Honeywell’s proposal was that its funding obligation would be evergreen (i.e., Honeywell would agree to provide funding to resolve valid NARCO asbestos claims on an as needed basis for as long as such claims were being presented).  In return, Honeywell would receive the benefit of a §524(g) channeling injunction and play an active role in the administration of the trust.

Ultimately, Honeywell’s initial proposal at the start of the NARCO Chapter 11 case was largely established through the NARCO Plan of Reorganization, consummated in April 2013.  The NARCO Trust Agreement and the NARCO Trust Distribution Procedures are the principal documents setting forth this structure.  These documents establish Honeywell’s evergreen funding obligations.  Importantly, they also establish the material operating rules for the Trust, including Honeywell audit rights and the criteria claimants must meet to have a “valid” claim paid.  These claims criteria include providing the Trust with adequate medical evidence of the claimant’s asbestos related condition and credible evidence of exposure to a specific NARCO asbestos-containing product.

Unique Nature of the NARCO Trust.  The NARCO Trust is unlike any other §524(g) trust.  There is no other trust with evergreen funding, and there is no other trust in which one of the trust settlors – in this case, Honeywell –  retains comprehensive audit rights, for the purpose of ensuring that the Trust continues to adhere to all of the requirements set forth in the Trust Distribution Procedures, including the exposure evidence requirements, throughout its claims processing.  In addition, the Trust’s heightened evidentiary requirements for determining which claims are “valid” and eligible for payout are considered to be more stringent than other § 524(g) asbestos trusts.

Another important aspect of the NARCO Trust is that the Trust holds 79% of the equity interest in (and can receive cash dividends from) Harbison-Walker International, Inc., the reorganized and renamed entity that emerged, fully operational, from the NARCO bankruptcy (“HWI”)1.  Per the Trust Agreement, the NARCO Trust is required to use all HWI proceeds to pay claims until those funds are exhausted.  It is only at this point that Honeywell’s funding obligation to the Trust is triggered.  As a result, there is

1  **CONFIDENTIAL TREATMENT REQUESTED BY HONEYWELL PURSUANT TO RULE 83**

Confidential Treatment Requested by Honeywell International Inc.
HON-006

Securities and Exchange Commission
Division of Corporation Finance
August 20, 2018

an unrelated primary source for funding that can affect Honeywell’s assessment of its accrual.

Trust Not Fully Operational Due to Procedural Disputes.  After the Trust was established in April 2013, the Trust began to receive, process and pay claims that had been “held in inventory” with plaintiffs’ counsel pending operationalization of the Trust.  As the Trust began to process and pay claims in 2014, Honeywell began to assert our audit rights.  In the course of doing so, we identified a number of issues with the manner in which the Trust was implementing the Trust Distribution Procedures.  Two significant deviations from the procedures are illustrative of the issues we encountered during our audit:

•
The NARCO Trust Distribution Procedures require that a claimant provide competent and credible proof that he or she was exposed to a specific NARCO asbestos containing product.  The typical means of doing this is to submit a claimant’s affidavit.  However, many plaintiffs’ firms were filing “form” affidavits – pre-printed, boilerplate forms with identical allegations simply parroting the language of the NARCO Trust Distribution Procedures – that all of their claimants executed.  As a variation on this approach, many claimants filed “check the box” affidavits, which listed all of the NARCO products for a claimant to select from and otherwise provided boilerplate allegations.  The NARCO Trust was accepting these affidavits as “credible” evidence and approving such claims as “valid.”

•
The NARCO Trust Distribution Procedures require that a claimant prove exposure to a specific NARCO asbestos containing product.  However, many claimants did not do so, and instead identified a worksite and alleged they had worked with “refractory products” at that site.  In secret, and in violation of the Trust Agreement’s consultation requirements, the NARCO Trustees adopted a “refractory inference,” essentially permitting the NARCO Trust to assume NARCO exposure if the claimant attested to “refractory” product exposure.

Honeywell’s objections to practices like the foregoing have resulted in litigation before the Bankruptcy Court, an 18-month litigation Standstill Agreement (pursuant to which the Trust deferred its final decision on payment of potentially impacted claims pending resolution of the relevant issue) which expired in October 2017, ongoing mediation and the possibility of further litigation in 2018 should current mediation prove futile.  During Bankruptcy Court proceedings in August 2015, the Trustees were admonished by the Bankruptcy Court judge for certain of the Trust’s claims processing

Confidential Treatment Requested by Honeywell International Inc.
HON-007

Securities and Exchange Commission
Division of Corporation Finance
August 20, 2018

policies, and the Trust reversed certain of those policies in response, including the two described above.

The outcomes of the remaining ongoing disputes are uncertain at this time and are expected to have significant effects on claim processing outcomes and indemnity costs, as well as the magnitude of future claims filings.  The ongoing disputes have significantly slowed claims processing.  In fact, as of December 31, 2017, although there have been a total of 159,000 submissions with the Trust, only approximately 50,000 have been processed to a decision point (deficient or approved) and only 6,850 submissions, including those dispositioned prior to our disputes with the Trust, have satisfied the payment criteria under the Trust Distribution Procedures.  After excluding the 35,000 submissions that have been withdrawn or deleted, the resolution of 117,150 submissions remain unknown at this time, and it is unclear how many claims have not yet been submitted to the Trust.

We have supplementally provided the Staff with a NARCO Overview, prepared by our primary outside asbestos litigation counsel for the Staff’s reference (the “NARCO Overview”).  In addition to further detail regarding NARCO, the NARCO Trust and the dispute proceedings described above, the NARCO Overview also includes a discussion of the claims figures described above as well as claims details, including number of claims filed, number of claims settled, average settlement and total settlements, by claim year (see Section D.5 thereof).

Bendix v. NARCO

The fundamental difference between estimating liability for Bendix and the NARCO Trust is the availability of a robust quantity and quality of information (or in the case of the NARCO Trust, the lack thereof) for us to use when attempting to make reasonable estimates for ASC 450-20 purposes.  To comprehend this difference, it is important to contrast how Honeywell’s obligations arise in respect of Bendix claims (which are dispositioned through the tort system) against how our obligations arise in respect of NARCO claims (which are subject to resolution through a Trust established under federal bankruptcy laws that has yet to experience a sustained period of normalized operations).  For Bendix, historical claims data is readily available on a real-time basis through our day-to-day experience in the tort system, while for the NARCO Trust, we are still unable to observe a sufficiently robust period of sustained claim submission, evaluation and resolution experience.  For additional discussion of key differences between Bendix and the NARCO Trust, please see the Bendix v. the NARCO Trust Comparison Table supplementally provided to the Staff.

Confidential Treatment Requested by Honeywell International Inc.
HON-008

Securities and Exchange Commission
Division of Corporation Finance
August 20, 2018

History of NARCO Asbestos Liability Accrual

The total NARCO asbestos liability of $3.2 billion that Honeywell recorded in December 2002 was comprised of three components: (i) the estimated liability to settle pre-bankruptcy petition NARCO claims and certain post-petition settlements ($2.2 billion, and herein after referred to as “Pre-bankruptcy NARCO Liability”), (ii) bankruptcy effective date obligations described in footnote 5 to the NARCO Liability Roll-Forward attached as Appendix B hereto ($73 million, and herein after referred to as “Other NARCO Obligations”), and (iii) the estimated liability related to unasserted NARCO claims for the period 2004 through 2018 ($950 million, and herein after referred to as “NARCO Trust Liability”).  Currently, our total NARCO asbestos liability (which now includes only items (i) and (iii) above) was $955 million, $929 million, $921 million, $919 million and $907 million, as of the end of 2013, 2014, 2015, 2016 and 2017, respectively.  For each of these years, $743 million represented our NARCO Trust Liability.  See Appendix B for NARCO Liability Roll-Forward details.

Pre-bankruptcy NARCO Liability.  Prior to the NARCO bankruptcy filing Honeywell had experienced a rapid increase in both claims and settlement costs related to legacy NARCO asbestos exposures and there was a large backlog of asserted claims against NARCO at the time of the bankruptcy filing.  The Company utilized its historical settlement experience by disease type for the asserted claims and also considered that certain claimants would be entitled to a claim against the Trust in the future when establishing the $2.2 billion accrual.  The original $2.2 billion accrual has been utilized since 2002 as Honeywell has resolved claims that were asserted pre-bankruptcy.  The Company reviews this accrual every quarter and because we have sufficient real-time information on settlements each quarter, we are able to adjust and reduce this reserve accordingly.  As of December 31, 2017, the total reduction in this liability of $2.0 billion largely related to settlement payments ($1.9 billion) made during the period 2003-2007.  As of December 31, 2017 the balance of this accrual was $164 million.  This balance principally represents estimated amounts owed pursuant to settlement agreements reached during the pendency of the NARCO bankruptcy proceedings that provide for the right to submit claims to the NARCO Trust subject to qualification under the terms of the settlement agreements and Trust Distribution Procedures.

Other NARCO Obligations.  In connection with NARCO’s bankruptcy filing, Honeywell also agreed to certain obligations which were triggered at the 2013 effective date of the NARCO Plan of Reorganization. These obligations related to a financing plan for NARCO, a payment to NARCO’s former parent company and an amount to settle the asbestos claims of certain parties.  This accrual totaled $73 million, and the payments related to this accrual were made in 2013.

Confidential Treatment Requested by Honeywell International Inc.
HON-009

Securities and Exchange Commission
Division of Corporation Finance
August 20, 2018

NARCO Trust Liability.  Because of the legal structure of NARCO’s legacy ownership and cross-indemnity agreements, Honeywell recognized it would continue to be liable for claims against NARCO for asbestos exposure.  Ultimately, the NARCO § 524(g) trust was created for asbestos claimants that was unique in several important ways as described above.  In addition, another important aspect of the Trust is that it holds 79% of the equity interest in (and can receive cash dividends from), the legacy business, renamed HWI, after it emerged from bankruptcy.  This is important because, if any such dividends occurred they would be utilized in the settlement of claims against the Trust; while Honeywell remains obligated to fund the trust, any dividends from HWI reduces the total amount that Honeywell would ultimately pay to settle the NARCO Trust Liability.

The framework for estimating the potential liability for NARCO Trust has been based primarily on: (a) epidemiological projections of the future incidence of disease; (b) historical claims rates in the tort system; and (c) anticipated NARCO Trust payment values set forth in the then current draft of the Trust Distribution Procedures.  See NARCO Overview, Section D.2 for additional details.  The framework requires forecasting, by disease, three critical inputs: (i) likely number of claims to be asserted against the NARCO Trust in the future, (ii) percentage of those claims likely to receive payment, and (iii) payment values.   Due to the inherent complexities of modeling these and other inputs, Honeywell management determined in 2002, and continues to believe, that it is critical to retain and leverage outside asbestos liability valuation expertise to support our preparation of liability estimates.  We then engaged Hamilton, Rabinovitz & Associates, Inc. (“HR&A”), a known specialist in estimation, valuation and administrative/financial management of tort claims and trusts.  HR&A’s qualifications are further discussed in NARCO Overview, Section D.1.  A critical element in the Company’s determination of whether an update to the NARCO Trust Liability is feasible has been the opinion of HR&A.

The following discusses three critical time periods when we have made key determinations regarding our NARCO Trust Liability: (i) 2002, (ii) 2006, and (iii) 2013 through 2017.

2002.  The $950 million NARCO Trust Liability that was established in 2002 using HR&A’s expertise considered the variables mentioned above as well as utilized a model that projected claims for the period 2004 through 20182, a 15-year time period.  The 15-year time period was ultimately selected because it represented the period the

2 An estimate for 2003 claims were included in the Pre-bankruptcy NARCO Liability.

Confidential Treatment Requested by Honeywell International Inc.
HON-0010

Securities and Exchange Commission
Division of Corporation Finance
August 20, 2018

Company and our experts believed could be reasonably estimated, a critical component of establishing a liability under ASC 450 as described above.

2006.  The Trust Distribution Procedures were finalized in 2006, and the Company again utilized HR&A to assist in updating a model for the final terms, namely the payment values for certain types of claims and disease categories.  The original 15-year time period (from 2004 through 2018) for unasserted claims did not change.  Section D.5 of the NARCO Overview sets forth a comparison of claims experience used in both the 2002 and the 2006 estimates and actual claims experience in the Trust.

The 2006 update prepared by HR&A resulted in a range of estimated liability for unasserted claims of $743 million to $961 million, and we believed that no amount within this range was a better estimate than any other amount.  In accordance with ASC 450, we recorded the minimum amount in the range of $743 million which resulted in a reduction of $207 million in our estimated liability for unasserted NARCO Trust-related claims.

2013 – 2017.  After the Trust became operational in 2013, the $743 million accrual amount for The NARCO Trust Liability was then comprised of:

(i)	liability for unasserted claims; and

(ii)	liability for claims asserted after the Trust became operational but not yet paid.

Regarding item (ii), a summary of the years in which claims were filed with the Trust, along with more detailed information about those claims, is set forth in NARCO Overview, Section D.5.  Although we know the number of claims filed with the Trust each year, we are not able to determine at this time the portion of the NARCO Trust Liability which represents asserted versus unasserted claims due to the lack of sufficiently reliable claims data (as further discussed in NARCO Overview, Section D.5).  In fact, after attempting in 2017 to analyze a full NARCO claims data set to evaluate what estimates could or could not be derived from the data, our outside asbestos liability valuation specialist, HR&A, concluded that it would have to make so many assumptions to create a new estimate from the data that their work product would be wholly speculative.

From 2013 through 2017, Honeywell continued to maintain the $743 million accrual for NARCO Trust Liability.  This accrual continues to be based on the 15-year period from 2004 through 2018 (i.e., we have not applied an additional 15-year time

Confidential Treatment Requested by Honeywell International Inc.
HON-0011

Securities and Exchange Commission
Division of Corporation Finance
August 20, 2018

horizon from 2017 through 2032) and the historical claims rates in the tort system used in the 2002 and 2006 estimates. As the Trust did not become operational until 2013 (i.e., no claims data available) and the claims data from Trust operations since 2013 is not considered sufficiently reliable (due in part to an 18-month litigation Standstill Agreement pursuant to which the Trust deferred its final decision on payment of potentially impacted claims pending resolution of the relevant issue), there has been no ability to use actual Trust experience to update our NARCO Trust Liability estimate.

Honeywell continues to evaluate the appropriateness of the $743 million accrual each year and acknowledges that claims will certainly be submitted to the Trust after 2018.  When a sufficient body of data regarding claims submissions and claims processing outcomes becomes available to support a probable and reasonably estimable determination of liability under ASC 450, Honeywell intends to update its estimate for future NARCO Trust Liability.

Accounting Rationale

Rationale for 15-Year Horizon.  In 2002, we believed that using a 15-year time horizon to establish the initial accrual – that is, to assess the probability of and make a reasonable estimate – for unasserted NARCO asbestos claims was an appropriate application of ASC 450.  At the time of the bankruptcy filing (when we first established our accrual), NARCO asbestos resolution shifted from the tort system to an anticipated court-approved Trust framework, where claims would be processed in accordance with established Trust Distribution Procedures, including requiring the strict application of medical and exposure criteria for a plaintiff to receive compensation (subject additionally to audit rights by Honeywell). We believed at the time that the Trust’s claims filing and resolution experience after trust operationalization would be significantly different from our pre-bankruptcy tort system experience because we anticipated more rigorous requirements in the Trust Distribution Procedures and Honeywell’s active involvement in claims processing and approval.

Given these uncertainties, we believed that a 15-year time period was the appropriate horizon for establishing a probable and reasonably estimable NARCO futures liability as it represented our best estimate of the time period it would take for the Trust to be approved by the Bankruptcy Court, become fully operational and generate sufficiently reliable claims data (i.e., a data set which is statistically representative) to enable us to update our NARCO Trust asbestos accrual, including by potentially applying a different time horizon to the projection.

Confidential Treatment Requested by Honeywell International Inc.
HON-0012

Securities and Exchange Commission
Division of Corporation Finance
August 20, 2018

15-Year Horizon (2004 through 2018) Remains Static.  Though adjusted in 2006 to reflect final payment schedules under the Trust Distribution Procedures, the $743 million accrual continued to reflect the period 2004 through 2018 as the Trust was not operational (or subsequent to 2013, disrupted from normalized operations) and thus there has not been sufficiently reliable claims filing data which would have enabled us to update the estimate.  Accordingly, the basis for the fifteen-year period (from 2004-2018) and the claims rate assumptions established in 2002 continues to apply.

Annual Re-Assessment of $743 Million Accrual.  The $950 million liability estimate originally established in 2002 and subsequently adjusted in 2006 has been evaluated each periodic reporting period.  In each year since the revised estimate was established as of December 31, 2006, the Company along with its outside asbestos litigation counsel and asbestos liability valuation specialist considered whether there was sufficiently reliable claims data available to reassess the adequacy of our NARCO Trust Liability accrual.

Sufficiently Reliable Information Not Available to Trigger a Change. In each year, Honeywell assessments concluded that it was appropriate to continue to maintain the $743 million accrual for NARCO Trust Liability because the original risk of loss associated with NARCO asbestos claims remains (by virtue of Honeywell’s continuing obligation to fund the Trust) and because there has not been a sufficiently reliable data set (e.g., reliable claims filing and resolution data) which pursuant to Accounting Standards Codification 250-10-20, Accounting Changes and Error Corrections (“ASC 450-20-25-2”), could trigger a change in our accounting estimate.  Specifically,

•
2006 – 2013 – No Claims Asserted: After 2002 and prior to the Trust becoming operational in 2013, claims were not asserted or resolved (outside of negotiating and settling pre-bankruptcy petition NARCO claims and certain post-petition settlement agreements covered by the $2.2 billion accrual); they were instead “held in inventory” with plaintiff’s counsel until the Trust could become operational.  Accordingly, during that time, there was no actual claims experience to change the estimate.

•
2013 – 2017 – Trust Experience Disrupted Due to Ongoing Disputes: During this period, Honeywell, relying on the expertise of HR&A, concluded that there was not sufficient normalized Trust experience to yield sufficiently reliable claims data for purposes of preparing an update to the liability.

Confidential Treatment Requested by Honeywell International Inc.
HON-0013

Securities and Exchange Commission
Division of Corporation Finance
August 20, 2018

As described above, this has primarily been due to the extensive nature of dispute resolution proceedings between Honeywell and the Trust over many key procedures and claims payment criteria.

The outcomes of the remaining ongoing disputes are uncertain at this time and are expected to have significant effects on claim processing outcomes and indemnity costs, as well as the magnitude of future claims filings.  The ongoing disputes have significantly slowed claims resolutions.  In fact, as of December 31, 2017, there have been a total of 159,000 submissions with the Trust, and of these filings, only approximately 50,000 had been processed to a decision, with 6,850 submissions found to satisfy the payment criteria under the Trust Distribution Procedures. We are also aware, anecdotally, that the inherent uncertainties arising from the disputes and Honeywell’s vigilance have had an impact on the plaintiffs’ bar’s claims filing approach.  Several significant plaintiffs’ firms have said that their approach to filing claims with the NARCO Trust is different than with other trusts and that some are waiting to file, to the extent possible, until these issues are resolved, and it is possible that many of these claims may never be submitted.

Another factor that has contributed to the insufficiency of the data is the expiration of the statute of limitations on December 31, 2017, which essentially cut off the assertion of older claims that had accumulated during the pendency of the bankruptcy proceeding.  Going forward, claimants will generally be required to file claims with the Trust within three years of diagnosis.  We believe that this initial statute of limitations skewed claim filing rates in 2017, further undermining the reliability of data derived from Trust operations to date for the purpose of predicting the future.

This and the impact that the ongoing disputes have had on claims filing rates and claims processing and the resulting uncertainty are significant considerations in our determination that data derived from historical Trust experience has not sufficiently normalized to support a change in the liability.

Outside Asbestos Liability Valuation Specialist Unable to Prepare Updated Estimate.  Since the Trust became operational in 2013, we have reviewed each year whether the trust claims data is sufficiently reliable to reassess our future NARCO Trust Liability.  This review has been conducted with our outside asbestos liability valuation specialist, HR&A.  HR&A has definitively concluded that they cannot prepare an updated estimate absent, among other things, the following:

Confidential Treatment Requested by Honeywell International Inc.
HON-0014

Securities and Exchange Commission
Division of Corporation Finance
August 20, 2018

•	Sufficient history of normal and routine claims processing history following resolution of all disputed Trust Distribution Procedures, which will allow us to update our estimate; and

•
Sufficient history of normal and routine claims filing and processing history following running of the initial statute of limitations, which occurred on December 31, 2017.  The statute of limitations required claimants to file before the later of (i) three years following the disease diagnosis date, and (ii) December 31, 2017.  HR&A believes that the pre-statute of limitations claims experience is not likely to be representative of future experience.

A further discussion of the basis of HR&A’s conclusion is set forth in the letters issued to the Company each year from 2013 through 2017, which are attached as Exhibit A to the NARCO Overview.

As a result, based on (i) our observation of the impact that ongoing disputes have had on claim filings, processing outcomes and indemnity costs and (ii) HR&A’s definitive conclusion that the firm cannot prepare a reasonable estimate absent sufficiently reliable data, we have concluded that, at this time, we cannot provide an updated estimate that would be reliable.

$743 Million Accrual Continues to be Appropriate.  However, we believe that maintaining the $743 million accrual continues to be appropriate because there are over 117,150 unresolved submissions in the Trust, some portion of which will certainly result in payouts at some point in the future and because new claims continue to be filed with the Trust.  In addition, Honeywell does not believe that there is a basis at this time to make any adjustment (upward or downward) to the current accrual as there is not sufficiently reliable information available to adjust the $743 million accrual previously established.

**CONFIDENTIAL TREATMENT REQUESTED BY HONEYWELL PURSUANT TO RULE 83**

[REDACTED TEXT]

Confidential Treatment Requested by Honeywell International Inc.
HON-0015

Securities and Exchange Commission
Division of Corporation Finance
August 20, 2018

[REDACTED TEXT]

Inappropriate to Reverse the Contingency Accrual.  We considered an alternative view that the $743 million NARCO Trust Liability no longer meets the requirement to be recognized as a liability because it is no longer reasonably estimable. The basis for this view arises from the uncertainty described above about how the Trust will actually implement the Trust Distribution Procedures once existing disputes have been resolved, and that at the present time there is insufficient information to support a reasonable estimate.  ASC 450-20-25-2 states the following:

An estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

1.    Information available before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) indicates that it is probable that an asset had been impaired or a

Confidential Treatment Requested by Honeywell International Inc.
HON-0016

Securities and Exchange Commission
Division of Corporation Finance
August 20, 2018

liability had been incurred at the date of the financial statements.  Date of the financial statements means the end of the most recent accounting period for which financial statements are being presented.  It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

2.    The amount of loss can be reasonably estimated.

The purpose of those conditions is to require accrual of losses when they are reasonably estimable and relate to the current or a prior period. Paragraphs 450-20-55-1 through 55-17 and Examples 1–2 (see paragraphs 450-20-55-18 through 55-35) illustrate the application of the conditions.  As discussed in paragraph 450-20-50-5, disclosure is preferable to accrual when a reasonable estimate of loss cannot be made.  Further, even losses that are reasonably estimable shall not be accrued if it is not probable that an asset has been impaired or a liability has been incurred at the date of an entity’s financial statements because those losses relate to a future period rather than the current or a prior period. Attribution of a loss to events or activities of the current or prior periods is an element of asset impairment or liability incurrence.

We believe that in practice there is a high hurdle to reverse a contingency reserve that was appropriate when established, even though estimation uncertainty increased thereafter.  It would be prudent and more informative to investors to continue to recognize the liability calculated in 2006 because it would be confusing to investors to see a liability established, then removed and then recognized again and because we believe in good faith that the obligation will be closer to the recorded $743 million liability than it will be to zero with respect to both asserted and unasserted claims.  Note, however, that we do not know the portion of the $743 million NARCO Trust Liability which represents asserted versus unasserted claims because, according to our outside asbestos liability valuation specialist, it is not possible to reasonably estimate the resolution value of a vast majority of the asserted claims (as further discussed in NARCO Overview, Section D.6).  Hence, it would be misleading to investors to remove the existing liability.

Conclusion

Due to the inherent complexities of modeling numerous layers of uncertain inputs, Honeywell continues to believe that it is critical to retain outside asbestos liability valuation expertise to support our preparation of liability estimates.  Honeywell reviews its NARCO asbestos-related liability annually and leverages our asbestos liability

Confidential Treatment Requested by Honeywell International Inc.
HON-0017

Securities and Exchange Commission
Division of Corporation Finance
August 20, 2018

valuation specialist at HR&A and our primary outside asbestos litigation counsel to help us further assess whether a potential adjustment to the estimated NARCO Trust Liability is warranted and possible to support from an accounting perspective.  Given the NARCO Trust has been operational and processing valid claims as a practical matter for only a very short period of time, we have concluded that our current estimate of $743 million is the best estimate at this time.  Despite opening to claims processing in 2013, unlike the more robust Bendix claims experience in the tort system, the NARCO Trust has seen non-conforming claims, violations of the Trust Distribution Procedures, resulting disputes/challenges to claims, standstills pending dispute resolution and scarcity of claims validated for payment, all of which have contributed to the inability of valuation specialists to point to sufficient credible data to revise their models and served to render the actual claims processing experience in the Trust since it began operation immature and of very limited value as a reasonable predictor of future liability.  The Company’s analysis has been annually reviewed and scrutinized by external experts who have rendered their opinion that, given the available data set and its limitations, a better estimate could not be made.

**CONFIDENTIAL TREATMENT REQUESTED BY HONEYWELL PURSUANT TO RULE 83**

[REDACTED TEXT]

As stated above, we continue to evaluate the appropriateness of the $743 million accrual annually and have understood and expected from the outset that once sufficient valid and representative claims data have been accumulated to support a probable and reasonably estimable determination of liability under ASC 450, the model for estimating NARCO Trust Liability will be adjusted to reflect that information and we, together with our third party specialists, intend to continuously monitor NARCO claims submissions and processing accordingly to ensure we can credibly make an adjustment to our estimate for future NARCO Trust Liability at the earliest possible opportunity.

We recognize that more detail could have been included in our existing disclosure in the Form 10-K for the fiscal year ended December 31, 2017, Note 19. Commitments

Confidential Treatment Requested by Honeywell International Inc.
HON-0018

Securities and Exchange Commission
Division of Corporation Finance
August 20, 2018

and Contingencies, pertaining to our accounting related to NARCO Trust Liability and we will plan to include more detail in future filings.

* * *

As noted above, we provided certain supplemental materials requested by the Commission (the “Confidential Materials”). Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, the Company requested that the Staff return the Confidential Materials to the Company upon completion of its review of such Confidential Materials. We also requested confidential treatment of the Confidential Materials in accordance with Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, while the Confidential Materials are in the Staff’s possession.

If you have any questions regarding our above response to the Staff’s comments, please do not hesitate to contact the undersigned at (973) 455-4901.

Sincerely,

/s/ John Tus

John Tus
Vice President and Controller

APPENDIX A – Materiality Assessment and SOX 404 Internal Controls Assessment

Overview

We assessed the materiality of the revision related to the accounting for our Bendix asbestos liability to prior periods’ financial statements in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 99, Materiality (“SAB 99”) and SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, codified in ASC 250, Presentation of Financial Statements. To determine the materiality of the correction to the revised estimate of the accrual for unasserted claims related to Bendix, management performed an analysis of both quantitative and qualitative factors under both the “rollover” method and the “iron curtain” method.

Additionally, management has evaluated the circumstances around the Bendix asbestos liability error detailed above to determine whether it is an indicator of a material weakness in financial reporting controls. Based on the quantitative and qualitative considerations discussed below we concluded we have a significant deficiency and not a material weakness in internal controls over financial reporting related to our determination of the time horizon for the Bendix-related asbestos liability. Therefore, we did not alter our conclusion as to the effectiveness of internal control over financial reporting as of December 31, 2017, from those disclosed within our December 31, 2017 Annual Report on Form 10-K.

Section 1 – Materiality Assessment

Quantitative Analysis

Management assessed the quantitative impact of the error by focusing on the line items critical to our investors, including income before taxes, net income, earnings per share and shareowners’ equity.

To again summarize, the error was identified subsequent to the quarter ended June 30, 2018;

●
Under the iron curtain method from a balance sheet perspective, the correction of the error is not quantitatively material to the balance sheet because it does not affect any of the Company’s key balance sheet metrics, including equity, by more than 4.5%. The cumulative error represents an increase of $65 million or 15.9% of insurance recoveries, but these amounts are not significant in view of total assets of $59,860 million (an increase of approximately 0.1%).  The cumulative error represents an increase of $1,083 million or 91.9% of asbestos related liabilities, but this is non-current in nature and not significant when viewed in relationship to total liabilities of $42,087 million (an increase of 2.6%).  It also impacts net deferred tax liabilities by $248 million or 9.0%, but this is also not significant when viewed in relationship to total liabilities of $42,087 million (a decrease of 0.6%). The cumulative error therefore impacts equity by $770 million on an equity balance of $17,773 million (a decrease of approximately 4.4%).

●
Under the iron curtain method, the effects of a cumulative correction on the Company’s projected 2018 income statement, however, would be material. For instance, the impact of correcting the error in 2018 would be a charge of (i) $1,018 million to income before taxes, and (ii) $770 million to net income. This would represent a greater than 10% impact on both of the forecasted 2018 amounts. Accordingly, we have concluded that the error cannot be corrected through the 2018 income statement and must, therefore be corrected via a revision of prior periods.

●
In order to assess whether the revision for this error represents a material restatement or immaterial restatement (i.e. revision), we utilized the rollover method to quantify the amount by which each affected income statement and statement of cash flows in the last five years was actually misstated, and quarterly periods for the latest two years. Additionally, as part of this analysis, we calculated the cumulative effect of the uncorrected error on the balance sheets at the end of each such period. The rollover method analysis indicates that the restatement is not quantitatively material because the effects of the error on the misstated income statements, statements of cash flows and balance sheets of those prior periods is less than 5% of all key metrics in each period, with the exception of net income (-6.5%) and comprehensive income (-5.0%) for the year ended December 31, 2017. This was primarily due to an increase in the Company’s tax provision as a result of US Tax Reform enacted in December 2017. The impact of US Tax Reform was considered unusual and infrequent in nature, and furthermore, the Company has disclosed the effects of tax reform through its earnings releases and periodic financial statements. Excluding the impact of US Tax Reform, the impact of the error on our 2017 net income is $27 million or 0.5%. This error also had no overall impact on cash flows from operations.

Qualitative Analysis

In addition to the quantitative consideration provided above, management also evaluated the qualitative factors associated with the errors to further support its assessment as to the materiality of the errors. Based on the following qualitative impact considerations as noted in SAB 99, management does not believe the errors materially impacted the financial statements as the error:

●	Did not mask a change in earnings or other trends
●	Did not change segment profit
●	Did not hide a failure to meet analysts’ expectations
●	Did not change a reported net loss to consolidated net income or vice versa
●	Did not impact management compensation
●	Did not affect the registrant’s compliance with regulatory requirements, loan covenants or other contractual requirements
●	Did not involve concealment of an unlawful transaction
●	Arose from an area with inherent estimation

Overall Assessment of Materiality

Both the foregoing quantitative and qualitative analyses indicate that the correction, which is required as a result of our iron curtain analysis, has an immaterial effect on the previously issued financial statements from 2015-2017. We therefore conclude that such restatement should be characterized and processed as an immaterial restatement and referred to as a “revision” of previously issued financial statements. Because such financial statements are not materially misstated in any period, the Company will revise the financial statements in future filings, and will not pull reliance on the previously filed financial statements.

Section 2 - SOX 404 Internal Control Assessment

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. Evaluating a control deficiency is a two-step process that considers both the likelihood of a misstatement and the magnitude of the potential misstatement. The severity of a deficiency does not depend on whether a misstatement actually occurred, but rather on whether there is a reasonable possibility that the Company’s controls will fail to prevent or detect a misstatement from occurring.

As indicated previously, in August 2018, management concluded it should adjust the Bendix asbestos liability to reflect the full term of the epidemiological projections through 2059, and therefore, determined that it had historically incorrectly applied the provisions of ASC 450, Contingencies, in measuring its Bendix asbestos liability related to unasserted claims. This error, and the related control deficiency, were identified during the course of the SEC Staff’s review of the Form 10 filing related to Garrett Motion Inc.

Our conclusion to adjust the time horizon of the Bendix liability was made after (i) reevaluating the highly subjective nature of the use of a five-year horizon (when various horizon periods could also be used), (ii) noting the recent change by numerous companies to accrue for unasserted claims over the full term of the epidemiological studies (again because of such time horizon subjectivity), and (iii) concluding that such an adjustment would facilitate comparability between Honeywell, Garrett Motion Inc., and the companies’ respective peers. Therefore, with the assistance of an external specialist, and utilizing a model with actuarial inputs, Honeywell has and will continue in the future to consider the full term of epidemiological projections of future incidents of asbestos-related disease to estimate its probable and reasonably estimable Bendix asbestos-related liability.

The following analysis was performed to assess if the error arising from our previous decision to evaluate the Bendix asbestos unasserted claims liability over a five-year horizon rather than a full term was an indicator that there was a material weakness over internal controls related to that decision around the time horizon assumption.

Process for Establishing and Continually Evaluating the Bendix Asbestos Liability

The accounting process for recognition of the Bendix asbestos liability begins with notification of claims being asserted against Honeywell via outside counsel which also serves as the Bendix claims administrator. It continues with the processing of the claim and case resolution (either dismissal or settlement), the processing of any applicable settlement payments, the accounting for claims filings, dismissals and payment, the insurance recovery process, and ends with the related financial reporting and financial statement disclosures.

In addition to a liability for pending claims (claims filed in the tort system against the Company as of the financial statement date), Honeywell must assess the potential liability from unasserted claims (claims expected to be filed against the Company in future periods).  The pending claims balance by disease category, including data on claim filings, settlements and dismissals, are reported to the Company on a monthly basis by our claims administrator.  The amount of the pending claims liability is calculated monthly by the Company representing a product of the pending claims balances by disease category multiplied by the average resolution values by disease category. The average resolution values by disease category are based on actual settlements and dismissals by disease category for the previous five years (the 5-year calibration period). These average resolution values are monitored by the Company quarterly and updated in the fourth quarter each year. Honeywell utilizes a third-party specialist to determine its liability for unasserted claims based on the following:

●	Epidemiological projections of the future incidence of disease
●	Historical claims rate experience by disease category in the tort system
●	Historical resolution values (settlements and dismissals) by disease category

The liability for unasserted claims is updated by the third-party specialist in the fourth quarter each year based on the factors described above.  The historical claims information is provided to the third-party specialist by the third-party claims administrator.

Control Identified

The error that was identified is an indication that a deficiency existed in the operation of an existing internal control since there was a failure to properly apply the key provisions of the control in establishing an estimate of unasserted Bendix asbestos claims liability related to the time horizon for which these claims would be asserted.

As noted in the summary of the accounting process for unasserted claims above, we use a third-party specialist to assist in assessing the required Bendix unasserted claims liability. The Company has designed a relevant internal control over that process.  We identified an operating effectiveness deficiency related to that internal control activity. The specific control activity is the “Bendix Reserves True-up” control, which states that “…Honeywell’s third-party service provider calculates the average resolution values on which Honeywell bases its estimates of the total liability associated with its current and future Bendix asbestos claims. The year-end reserve is updated based on the new average resolution values and is approved by Management.” This key control is specific to Bendix-related asbestos reserves where, on an annual basis, the Bendix-

related asbestos reserves are adjusted to properly reflect current year estimates regarding both resolution values and estimated future claimants based on anticipated changes in the population of claims. Management reviews the specialist report for reasonableness of the unasserted claims liability and any increase/decrease from the prior year, and discusses with the specialist the significant actuarial inputs and reasons for the increase/decrease. Outside legal counsel specializing in asbestos related claims is also included in those discussions. Management has historically, as part of this process, held discussions with the specialist regarding the time horizon used for the estimation of the future unasserted claims.  Management approves any adjustment to the unasserted claims liability amount based on this analysis and records the appropriate adjustment to the general ledger.

This control focuses on the analysis and validation of the Bendix asbestos unasserted claims liability. Rights and obligation and valuation and allocation assertions are the relevant assertions that the control addresses.

We have not identified any deficiencies in the separate internal control around the monitoring of asbestos claims settlement processing, and related processing of insurance recoveries. That control is the; “Bendix Reserve Adjustments” control and focuses on the review and approval of the recurring periodic adjustments driven by claims settlements and payments. It also includes the analysis of the related insurance recovery receivables. This separate internal control also covers the presentation and disclosure assertion, but is isolated to the specific disclosures in our financial statements for Bendix asbestos matters.  As indicated, no deficiencies were identified in this control for the claims, payment, and insurance recovery controls and related disclosures. The operation of the internal control that was found to be deficient is dependent upon this control given the claims data that is relevant to the analysis.

We assessed the impacts to COSO components other than control activities for which considerations of Bendix-related asbestos matters would be addressed. We noted that in our risk assessment and information and communication components regarding our risk program that asbestos liabilities are a focus area within our evaluation of litigation and environmental risk, including legacy matters and financial impact as part of Enterprise Risk Management discussions. For monitoring and control environment components regarding audit committee oversight, we noted that a summary of asbestos related matters is provided to the Corporate Controller and Audit Committee reflecting quarterly data, such as claims and payment experience, in order to illustrate trends and the magnitude of the liability. Discussions are held on such data with such individuals. For control environment, risk assessment, information and communication, and monitoring components, we hold quarterly disclosure committee meetings, which entails the discussion, review and approval by the disclosure committee (which includes controllership, investor relations, financial planning and analysis, and in-house counsel) of the earnings releases and Forms 10Q/10K.  Inherent in our controls environment we assess the qualifications of our third-party specialists and review and approve their work product including assessing competency and reliability of such work product.

Nature and Root Cause

Historically, Honeywell determined that it could not compute an accrual for the estimated value of unasserted Bendix asbestos claims that would be reasonably estimable past a five-year horizon. This estimated value included future anticipated claims based on historical claims filing experience and dismissal rates, disease classifications, and average resolution values in the tort system for the previous five years. When assessing the data used to record the unasserted claims liability, Honeywell, its third-party specialists and its outside legal counsel focused on both historical data and emerging trends and discoveries. Significant weight was placed on the emerging science and studies that indicated the nature and application of the asbestos used in manufactured automotive brake parts by Bendix does not cause disease. Management also focused on evidence suggesting improvements in the tort system with regards to the resolution of asbestos claims (this information and insights having been provided to management by outside counsel). These forward-looking trends were an important input to the analysis. Therefore, Honeywell, along with its third-party specialist and outside legal counsel, concluded that the data available past the five-year horizon was not necessarily indicative or appropriate for use in determining a probable and reasonably estimable future liability for unasserted claims.

Therefore, as part of the operation of the identified deficient Bendix control, a review of the conclusion on the unasserted claims liability occurred in connection with the data analysis and specialist report. However, in connection with the performance of this control, the Company inappropriately relied on limited objective and verifiable data to justify its use of a five-year horizon. The Company had obtained and used the data to properly value a liability, but made the incorrect judgment based on what the data would have otherwise indicated had it not truncated the liability at a five-year horizon. The Company did not consider or use all available evidence to evaluate whether they should apply the full term or any other time horizon of epidemiological projections to the liability that might have been more appropriate than a five-year time horizon based on that evidence.

These considerations were part of the Bendix control previously discussed. The Company also had conversations between management, its third-party specialists and outside counsel about what appeared to be a movement of companies to extend out the time horizon.  This was an indicator that the control was designed effectively to consider other points of view around critical assumptions and contradictory evidence.  The weighting of such evidence was not sufficiently robust to allow for a conclusion to be reached that the time horizon should change.

Potential Magnitude

We determined that the magnitude of the potential error is not reasonably possible to have been material to either interim or annual financial statements when considering the impacts over the applicable years.  We evaluated the factors that affect the magnitude of the error that might result from a deficiency or deficiencies in controls which include, but are not limited to, the following:

●	The financial statement amounts or total of transactions exposed to the deficiency;
●	The volume of activity in the account balance or class of transactions exposed to the deficiency that has occurred in the current period or that is expected in future periods.

Our Bendix-related asbestos liability is separate and distinct from other liabilities and transactions, including our other contingent liabilities including warranty and product related liabilities. This is due to the uniqueness of the source, nature, availability and reliability of the claims data, the degree of reliance on subjective judgments in estimating the liability, including the use of third-party specialist and outside legal counsel in assessing the Bendix specific liabilities, and the nature of the litigation and processing of such claims through the tort system. The detailed control and evaluation process is different from that needed to evaluate other contingent obligations. There is inherent variability of the Bendix asbestos liability driven by claims processing, insurance recoveries, and updates to assumptions around unasserted claims. Bendix is the Company’s only active asbestos-related obligation in the tort system, where we rely on judgments regarding the effectiveness of our ability to use science to change causation standards in the evolving litigation landscape.  While the Company has another asbestos-related liability record in the financial statements related to NARCO, the facts and circumstances surrounding the accounting for such liability is different, including the consideration of such internal control that addresses NARCO.  See the NARCO Considerations for the additional specific differentiation factors on why our control framework includes separate internal controls.

When we considered the relevant financial statement accounts and disclosures, and related assertions, we believe that the exposure is isolated to the accrual for unasserted claims in relation to the Bendix-related asbestos liability, and further isolated to assertion made by management in the use of a five-year horizon. Further, there are two financial statement line items that are specific to asbestos for which the majority of the account balances related to asbestos are recorded. Such lines are “Insurance recoveries for asbestos-related liabilities” and “Asbestos-related liabilities”.

The magnitude of the potential understatement is limited to the amount of the actual error that has been calculated using the updated epidemiological projections of future incidences.  We assessed epidemiological studies in determining what the most appropriate amount of our unasserted claims liability estimate should be, and ultimately concluded that it should be based on the “longest” time horizon, that is, the period that includes the epidemiological projections through 2059. In performing that analysis, we identified the magnitude of the adjustment required to go to a full-term horizon, and concluded that it is unlikely an amount materially different than what we recorded would have been reasonably possible. That impact would be immaterial to the financial statements as discussed above.  Additionally, Honeywell closely monitors its claims and settlement history and epidemiological projections of future incidences.  Because the underlying claims information is believed to be complete and accurate (no related control deficiencies noted) and all potentially affected years were considered in the restated projection, no other potential misstatement projections were deemed necessary.

Other Considerations

We assessed specific indicators of a material weakness in internal controls pursuant to paragraph 69 of AS 2201 and noted the following:

●
The deficiency resulted in an actual error, however as indicated previously, the error occurred given the significant subjectivity, complexity, and extent of judgment required to determine the Bendix asbestos related unasserted claims liability and was concluded above that such item would result in a revision to the financial statements and does not represent a material restatement.

●	There was no identification of fraud, whether or not material, on the part of senior management.
●
There was effective oversight of the Company’s external financial reporting and internal control over financial reporting by the Company’s audit committee. The Company met at least quarterly with the audit committee and in advance of those meetings the audit committee was sent the Controller’s quarterly report and the applicable financial statement filing. In the meetings with the audit committee there is an extensive review of the financial statements including meetings with Honeywell internal audit to discuss controls. Additionally, as part of the quarterly audit committee meetings the Company updates the audit committee concerning the Bendix-related asbestos liability, Bendix-related asbestos insurance asset, claims filings for recent periods, and the details of any significant activity (such as legal and scientific developments) in the current period with respect to asbestos. We believe there is effective oversight of external reporting and internal controls over financial reporting and that this error is isolated to the control deficiency related to Bendix-related asbestos as discussed above.

We also considered the following in our assessment of the deficiency:

●
The deficiency did not relate to a pervasive entity-level control but was related to an internal control that focused on a specific account and assertions (rights and obligations, valuation and allocation of Bendix asbestos-related obligations).

●
A well-informed, competent and objective individual would conclude the deficiency is not a material weakness because the nature of the accounting estimate is unique to the specific facts and circumstances for Bendix –asbestos, which differs from the Company’s other contingencies. Further it is an area that represents inherent judgment in evaluating the appropriate time-horizon for such liability. The potential and known error related to Bendix-related asbestos is not material, individually or in the aggregate.

●
With regards to the interaction or relationship of the control with other controls, including whether they are interdependent or redundant, the control identified is not interdependent or redundant as indicated previously with regards to the conclusion on the five-year horizon.

●
There were no other significant deficiency or material weakness identified for the periods presented in the latest Form 10-K, and during the course of management’s assessment, no deficiencies related specifically to the asbestos accounts and related assertions were found. Given these facts, the deficiency in the identified Bendix control is not required to be aggregated with other such deficiencies.

We concluded it was appropriate to revise prior periods when correcting the error under SAB 99. This consideration implies that there was information available that should have caused us to modify the time horizon used for the Bendix unasserted claims liability at an earlier point. The specific time horizon is subjective in nature given the assessment of all available information.

This also implies that the body of evidence around this liability, not only internally but externally, had not been fully evaluated and acted upon.  We made the adjustment to our financial statements as soon as we recognized these facts based on the “Materiality Assessment” discussed above.   We previously believed that, at the time of the assessment each year, no other projection beyond a five-year period provided a reasonable estimate of probable and estimable liability. This was based on the conclusion that any such projection would be based on the application of key variables that Honeywell believed were unreliable beyond the immediate five-year term, primarily because of the weight placed on emerging favorable indicators around the science and litigation strategies.

SOX 404 Assessment Conclusion

Based on the considerations above, we concluded that there was not a material weakness in internal control. However, we determined that the deficiency is important enough to merit the attention of those responsible for oversight of the Company’s financial reporting and internal controls, and therefore Management concluded that a significant deficiency in internal controls over financial reporting existed. Specifically, the identified Bendix asbestos control did not operate effectively because the Company inappropriately relied on limited objective and verifiable data to justify its use of a five-year horizon. We did not consider all available evidence to evaluate whether we should apply the full term of the epidemiological studies. The Company focused too heavily on the emerging science and studies that indicated the nature and application of the asbestos used at Bendix does not cause disease, and on evidence of improvements in the tort system with regards to resolution of asbestos claims.

We are in the process of remediating the identified significant deficiency by establishing and documenting a robust policy and controls for the use in substantiating an accounting estimate that contemplates the full term of the epidemiological projections based on specific and objectively verifiable data, including performing a look-back analysis on the payment and claims data, which will prevent this error from recurring. The deficient control described previously will continue to require the assistance of a specialist and evaluation of the claims history, but will now apply that historical data and related assumptions to the full term of an appropriate epidemiological projections of future incidents of asbestos-related disease to estimate its probable and reasonably estimable Bendix-related asbestos-related liability. At this time remediation and the required testing of control effectiveness have not yet been completed.

NARCO Considerations

In evaluating our overall internal control environment, we noted other obligations and internal controls relating to asbestos exposures. Although we have other non-Bendix asbestos liabilities (i.e. NARCO), the underlying facts and circumstances relative to the NARCO liability, including the source, flow, amount and settlement of claims data, are different from the activity experienced with Bendix. Listed below are several factors that led the Company to document and evaluate the asbestos liability controls for NARCO and Bendix separately:

●
Both Honeywell and NARCO are protected by a permanent channeling injunction barring all present and future individual actions in state or federal courts and requiring all asbestos related claims based on exposure to NARCO asbestos-containing products to be made against the NARCO Trust; Bendix has no such injunction.

●	All existing and future NARCO claims are evaluated and resolved by a federally authorized 524(g) Trust (the “Trust”); Bendix is litigated in the tort system.
●	NARCO was under bankruptcy protection from January 2002 until 2013 during which time, all claim filings were stayed; Bendix claims continue to be actively raised against Honeywell.
●
Since the Trust became operational in April 2013, Honeywell has been engaged in ongoing disputes with the Trust as to whether the Trust is processing claims in accordance with established Trust Distribution Procedures (“TDP”). Accordingly, claim payment rates since the Trust became operational in 2013 have historically been low; Bendix claims processing is not part of bankruptcy Trust protocols.

●
Given the Trust’s lack of sufficient claims processing experience since NARCO emerged from bankruptcy protection in 2013, limited claims rate or disqualification data after 2002 is available; Bendix claims data continue to be readily available.

●	In NARCO, the TDP establishes matrix values for Expedited Review claims and imposes annual aggregate average value for all Individual Review claims paid; Bendix settlement rates can vary.

Accordingly, given those differentiating factors such as the claims processing, data, and related actuarial assumptions, the Company maintains a separate and distinct internal control. The “NARCO Reserve Adjustments” control activity that ensures the NARCO asbestos reserves are adjusted to properly reflect quarterly transactions relating to our obligations under Trust Distribution Procedures and legal fees. More specifically with regards to the NARCO process and control, the Company receives monthly claims activity reports from the Trust. These reports are used both by Honeywell and outside counsel to monitor if and when the Company will be required to fund the Trust. Outside counsel also provides analytical analysis on the data to provide insight to the Company to monitor principally filing and payment rates. We also record payments to the Trust for legal and operating costs quarterly.  Annually, outside counsel provides all the Trust data to a third-party specialist and discusses the data with that specialist and the Company. The specialist performs their own assessment and reaches a conclusion, supported by the relevant factors for that year, as to whether any adjustment can or should be made to the reserve. Management evaluates the Trust statements, outside counsel advice and analytical data, and the specialist report, to conclude on any adjustment to the reserve. Historically, the analysis has indicated there is not sufficient data to update the reserve.  We also monitor and assess the sufficiency of our presentation and disclosures for the NARCO asbestos liabilities, and have and will make adjustments as needed to such disclosure.

To reemphasize, the process described above is significantly different from the process that we use to address the Bendix obligation.  The process recognizes the complexities and nuances that are related to NARCO.

Appendix B - NARCO Liability Roll-Forward
($ Millions)

	2013	2014	2015	2016	2017
Beginning of Year	$1,119	$955	$929	$921	$919
Accrual for update to estimated liability (1)	5	4	8	9	31
Asbestos related liability payments (2)	(169)	(30)	(16)	(11)	(43)

End of Year	$955	$929	$921	$919	$907

Composition of Year End Liability
Asserted and Unasserted Claims	$743	$743	$743	$743	$743
Pre-established Unliquldated Claims (3)	150	147	144	144	144
Pre-established Liquidated Claims (4)	39	17	11	9	8
Legal/Trust Operating Costs/Other	23	22	23	23	12
	$955	$929	$921	$919	$907

Composition of Liablllty Payments
Bankruptcy Effective Date Obligations (5)	$73	$-	$-	$-	$-
Pre-established Liquidated Claims	91	22	6	2	1
Pre-establlshed Unliquidated Claims		3	3	-	-
Legal and Trust Operating Costs (6)	5	5	7	9	42
	$169	$30	$16	$11	$43

(1) Comprised of legal and Trust operating expenses for the periods 2013-2017.

(2) See details in table above.

(3) An estimate of payments due to claimants pursuant to settlement agreements reached during the pendency of the NARCO bankruptcy proceedings that provides for the right to submit claims to the NARCO Trust subject to qualification under the terms of the settlement agreements and Trust Distribution Procedures

(4) Previously approved payments due to claimants pursuant to settlement agreements reached during the pendency of the NARCO bankruptcy proceedings which provide that a portion of these settlements is to be paid by the NARCO Trust.

(5) In connection with NARCO’s bankruptcy filing, Honeywell agreed to certain obligations which were triggered at the effective date of the NARCO Plan of Reorganization. Honeywell provided NARCO $17 million in financing and simultaneously forgave such indebtedness. Honeywell also paid $40 million to NARCO’s former parent company and $16 million to certain asbestos claimants whose claims were resolved during the pendency of the bankruptcy proceedings.

(6) Trust operating costs are recorded by Honeywell as incurred by the Trust. Prior to 2017 the accounting for these costs were maintained In a different liability account.